Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS

For the three and nine-month periods ended September 30, 2022

TABLE OF CONTENTS

TABLE OF CONTENTS	1
Preamble	2
Period covered	2
Forward-looking statements	2
Technical information and cautionary note to U.S. investors	4
Market and industry data	4
The Company	5
Corporate structure	5
Value proposition	5
Q3-2022 Highlights	6
Business lines	6
Battery Material Plant project	7
Battery Material Demonstration Plants	8
Bécancour Battery Material Plant	8
Matawinie Mine project	9
Mineral Resources and Reserves	9
Matawinie Mine Demonstration Plant (Phase 1)	10
Matawinie Mine (Phase 2)	11
Lac guéret mine project	12
Commercial strategy	13
Sales	13
Commercial Agreements	13
Business Development	14
Partnerships, research and development	14
Market update	15
Responsibilities	16
Human capital	17
Health & Safety	17
Employment, Diversity & Inclusion	17
Training	18
Environment	18
Responsible Mining	18
Sustainable Production	18
Carbon neutrality	19
Social	19
Indigenous Relations	20
governance	21
Leadership	21
Risks	22
Financing	22
ATM Offering	22
Quarterly results	23
Three and nine-month period results	24
Exploration and Evaluation expenses	24
Battery material plant project expenses	25
General and administrative expenses	26
Net financial costs	27
Liquidity and funding	27
Operating activities	28
Investing activities	28
Financing activities	28
Additional information	29
Related party transactions	29
Off-balance sheet transactions	29
Critical accounting estimates, new accounting policies, judgements and assumptions	29
Financial instruments and risk management	29
Contractual obligations and commitments	29
Capital structure	29
Subsequent events to september 30, 2022	30
Additional information and continuous disclosure	30

Management Discussion and Analysis	1

Preamble

This Management Discussion and Analysis (“MD&A”) dated November 11, 2022, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2022, and the consolidated audited financial statements for the years ended December 31, 2021, and December 31, 2020, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

Period covered

This MD&A report is for the three and nine-month periods that ended September 30, 2022, with additional information up to November 11, 2022.

Forward-looking statements

All statements, other than statements of historical fact, contained in this MD&A including, but not limited to, those relating to the “Value Proposition” paragraph which essentially describes the Company’s outlook and objectives, the expected unfolding of construction and commissioning as well as the anticipated start of production at the Matawinie Mine Project (as defined herein) and the Battery Material Plant Project (as defined herein), the Company’s future results, the Company’s development activities and production plans, including the intended construction and commissioning timeline of the Matawinie Mine, the Bécancour Battery Material Plant , the coating demonstration plant, the shaping demonstration plant and the intended operation and performance of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the flake demonstration plant, the economic performance and product development efforts, as well as the Company’s achievement of milestones, the impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations, the future outlook, corporate development and strategy of the Company, the Company’s environmental, social and governance (“ESG”) initiatives, the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Battery Material Plant Project, the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Battery Material Plant Project, the results and operational highlights of the feasibility study covering the West Zone deposit of the Tony Claim Block, the updated pit constrained Mineral Resource Estimate, the electrification strategy and its intended results, the intended capacity and output of the Battery Material Plant Project and Matawinie Mine Project, the completion of the optimized feasibility study and the results thereof, the completion of the preliminary economic assessment on the Lac Guéret property and the results thereof, the proposed initiatives and timeline related to the development of the Lac Guéret property, graphite demand growth and trends, and any information as to the future plans and outlook for the Company, constitute ''forward-looking information'' or ''forward-looking statements'' (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, and are based on expectations, estimates and projections as of the time of this MD&A. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19; the limited financial resources available to the Company, the uncertainty regarding regional and global financial stability; the outbreak of war between Russia and Ukraine; the dependence of the Company’s operations on an uninterrupted supply of production inputs, and other supplies and resources; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Battery Material Plant Project; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie graphite property and the Battery Material Plant Project; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; business continuity and crisis management; current technological trends; the business relationship between the Company and its stakeholders; the ability to operate in a safe and effective manner; the timely delivery and installation of the equipment supporting the production; the Company’s business prospects, opportunities and estimates of the operational performance of the equipment and such other assumptions and factors as set out herein and in the Company’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and such statements are not guarantees of future performance.

Management Discussion and Analysis	2

The words "anticipates", ''plans'', ''expects'', "indicate", "intend", ''scheduled'', ''estimates'', ''forecasts", "guidance", "initiative", "outlook", "potential", "projected", "pursue", "strategy", "study", "targets", or ''believes'', or variations of or similar such words and phrases or statements that certain actions, events or results ''may'', ''could'', ''would'', or ''should'', ''might'', or "way forward", ''will be taken'', ''will occur'' or ''will be achieved'' and similar expressions identify forward-looking statements.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of COVID-19 and the governments’ responses thereto, general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks, general business risks, and those factors discussed in the section entitled “Risks” in in this MD&A. Unpredictable or unknown factors not discussed in this cautionary statement could also have material adverse effects on forward-looking statements.

Management Discussion and Analysis	3

The above list is non-exhaustive and non-exclusive. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Technical information and cautionary note to U.S. investors

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, MSc, géo., President & CEO for NMG and Antoine Cloutier, géo, Chief Geologist for NMG, each a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project, including a description of key assumptions, parameters, methods and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective July 6, 2022, and available on SEDAR and EDGAR (the “Feasibility Study”). The mineral resource and mineral reserve estimates contained in this MD&A have been prepared in accordance with the requirements of securities laws in effect in Canada, including NI 43-101, which governs Canadian securities law disclosure requirements for mineral properties. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this report may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.

Market and industry data

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites and other publicly available information. The Company believes that the market and industry data presented throughout this MD&A is accurate, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

Management Discussion and Analysis	4

The Company

Corporate structure

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange.

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. On October 19, 2022, the Company entered into unsecured convertible note subscription agreements with Mitsui & Co, Pallinghurst, and Investissement Québec, for aggregate gross proceeds of US$50 million.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

Value proposition

NMG is a Québec-based company striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products. With projected low-cost operations and enviable ESG standards, the Company aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a green future through sustainable zero-carbon solutions.

Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.

Values	Safety, responsibility, openness, integrity, and entrepreneurial spirit.

Management Discussion and Analysis	5

The Company’s activities are focused on the planned Matawinie graphite mine (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. Underpinning these projects are NMG’s world-class Matawinie graphite deposit, its proprietary technologies, and clean hydroelectricity powering its operations. The Company is also exploring the potential of developing and operating the Lac Guéret graphite deposit through an investment and conditional option and joint venture agreement with Mason Graphite Inc (“Mason”).

Q3-2022 Highlights

»	Continued focus on safe conduct of operational and construction activities with a year-to-date OSHA rate of 1.53 at the Company’s facilities and 0 for contractors’ work, with no major environmental incident.

»	Memorandum of understanding (“MoU”) with Panasonic Energy Co., Ltd. (“Panasonic Energy”) to confirm intentions for a multi-year offtake agreement for a significant portion of NMG’s active anode material from the Company’s “ore-to-anode-material” Phase-2 production facilities.

»	On October 19, 2022, the Company entered into unsecured convertible note subscription agreements of US$50 million private placement in NMG from Mitsui & Co., Investissement Québec, and The Pallinghurst Group to support the next operational milestones for the project financing activities on both the Matawinie Mine Project and the Bécancour Battery Material Plant Project.

»	Preliminary economic assessment on the Lac Guéret Mine project initiated for a minimum production of 250,000 tpa of graphite concentrate; the study should be completed in Q1-2023.

»	Production at Phase-1 coating line and new shaping module is expected to start in Q4-2022 as commissioning activities come to a close.

»	Advancement of project financing with engineering, environmental, and social due diligence exercises conducted at NMG’s sites.

»	Continued advancement of the Matawinie Mine through preliminary construction work at the site, engineering progress (estimated at 68%), advancement of electrification plans, and environmental management.

»	Market conditions remain extremely attractive as battery and EV manufacturers look to secure graphite supplies that comply with the new U.S.’ Inflation Reduction Act requirements.

»	Period-end cash position of $14 million.

Business lines

Striving to establish a local, carbon-neutral and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced manufacturing. NMG is developing high-purity natural flake graphite as well as a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials providing increased end-use safety) to coated spherical purified graphite (“CSPG”), which is an essential component in lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Battery Material Plant Project”) to derisk its projects and advance toward commercial operations.

Management Discussion and Analysis	6

Battery Material Plant Project

Phase 1 – Battery Material Demonstration Plants

Shaping Demonstration Plant	Since February 2020, the Company has been operating one commercial-scale shaping unit. A second unit has been received and assembled; commissioning is well advanced. Operation is expected to start in Q4-2022 to triple production capacity and provide a broader range of specifications.

Purification Demonstration Plant	The purification demonstration unit is currently in production with a 2,000 tpa nameplate capacity.

Coating Demonstration Plant	Commissioning of the coating module is progressing in Q3-2022; production is expected to commence in Q4-2022.

Phase 2 – Bécancour Battery Material Plant	Feasibility Study published in early Q3-2022 to be optimized based on the specifications of Panasonic as per the MoU offtake agreement. Continued engineering of Phase-2 and piloting at Phase-1 facilities support optimization of projected operational parameters.

Matawinie Mine Project

Phase 1 – Matawinie Mine Demonstration Plant

Concentrator Demonstration Plant	Since September 2018, the Company has been operating a flake concentration demonstration plant.

Phase 2 – Matawinie Mine	Civil works started in Q3-2021; the access road has been completed along with some earthwork. Preparatory work is currently underway while engineering and procurement advance in parallel.

Lac Guéret Mine Project

Phase 3 – Lac Guéret Mine	A Preliminary Economic Assessment is initiated.

Battery Material Plant project

In the last year, the Company has made considerable progress with respect to its Battery Material Plant Project thanks to production results at Phase-1 facilities as well as the Feasibility Study and engineering advancement of its Phase-2 development plans. The Company’s latest Feasibility Study reflects the technological progress of value-added processes and the optimization of production flow within an integrated operational model.

Management Discussion and Analysis	7

Battery Material Demonstration Plants

The shaping equipment (Phase 1) continues to produce spherical graphite; samples have attested to the performance of the secondary transformation process developed by NMG. The successful results have led NMG to purchase another commercial-scale module, hence tripling its production capability. The new unit should further elevate the products’ quality and provide customers with a greater variety of specifications.

»	The equipment was received and assembled; construction is now substantially completed.

»	Commissioning activities are well advanced. Operation of the unit is expected to start in Q4-2022.

»	While the delivery of the module was impacted by worldwide logistics disturbances, the project is expected to be delivered within budget.

The Company is also leveraging its proprietary thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, NMG announced a five-year agreement with Olin Corporation (“Olin”), which covers the manufacturing space for operations, site services and the supply of certain raw materials to support the commercialization of NMG’s advanced graphite materials.

»	The Company’s first two commercial-scale pilot plant purification modules (Phase 1) have been constructed within existing space at Olin’s facility in Bécancour, Québec. The scalable furnaces have a nameplate capacity of 2,000 tpa of purified battery-grade graphite.

»	In H2-2021, NMG produced spherical purified graphite (“SPG”), demonstrating the performance of its proprietary purification ecotechnology; samples confirmed the purity of +99.99%, above the level required for energy applications.

»	Through continued production and optimization, NMG is testing the furnaces’ optimal capacity, refining process and operational parameters, derisking its Phase 2 through informed parallel engineering, and generating battery-grade SPG volumes.

Determined to develop the entire value chain from mine to anode material to provide a traceable and carbon-neutral source to battery manufacturers, NMG is advancing with the deployment of its environmentally friendly CPSG for use as anode material. The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors.

»	Commissioning of the coating module is underway in Q3-2022, along with training of the operators on the equipment and work protocols.

~~»~~	Production is expected to commence in Q4-2022 to support product qualification and operational optimization.

Bécancour Battery Material Plant

NMG purchased a 200,000-m2 land in the Bécancour industrial park in Québec, Canada, adjacent to Olin’s facility, to build an integrated manufacturing plant with a projected annual production volume of roughly 46,000 tpa of advanced graphite materials (Phase 2). Approximately 150 km northeast of Montréal, on the Saint Lawrence River, the site provides robust local infrastructure with a direct supply of required chemicals, affordable hydroelectricity, skilled workforce, and no environmental limitations for construction. Its multi-modal logistical base includes a major international port, plus rail and road for both importing raw materials and exporting final products throughout North America and Europe.

»	A study of archaeological potential, comprised of surveys of historical documentation and on-site work, was completed in Q2-2022 for the land. The study was carried out by the Ndakina Office of the Conseil de la Nation Waban-Aki, the Indigenous organization overseeing territorial and environmental protection questions for the Abenaki Councils of Odanak and Wôlinak. No archaeological discoveries were made.

Management Discussion and Analysis	8

Bécancour is rapidly attracting important industrial players in the battery materials and cell manufacturing space, supported by the Québec Government’s battery hub strategy. Twenty industrial and commercial projects are planned or under study, including BASF, GM-Posco, Vale and Nemaska Lithium. The Company’s site, at the centre of this development zone, represents a strategic and operational asset.

The Company mandated engineering firm BBA, with the support of various technical consultants, to complete the “Feasibility Study” compliant with NI 43-101 for its integrated business operations comprised of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects.

Results of the Study were published on July 6, 2022, demonstrating attractive economics. Regrouping on-site all beneficiation units, the Bécancour Battery Material Plant is designed to receive approximately 63,775 tpa of graphite concentrate from the Matawinie Mine to be transformed into 42,616 tpa of CSPG, 3,007 tpa of purified flakes and 18,384 tpa of by-product fines, a valuable graphite material.

»	The Feasibility Study is now 100% complete, the full report is available on SEDAR, EDGAR, and the Company’s website.

»	Piloting at NMG’s Phase-1 facilities, with special attention to cycle time at the purification unit, continues to finalize the engineering design parameters and optimize processes where applicable.

»	Detailed planning for the permitting process is underway.

Matawinie Mine project

The Matawinie graphite property includes 392 mining claims covering 21,750 hectares as of the date of this MD&A, in which the Company owns a 100% interest. The Tony Bloc, or Mining Property, part of the Matawinie graphite property, is composed of 159 claims totalling 8,266 hectares. The Tony Claim Block is located approximately 120 km as the crow flies north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via the dedicated access road connecting to the local highway and is close to high-quality infrastructure, including paved roads and high-voltage power lines, and the community, which counts skilled laborers and contractors. The project is located close to the Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

As part of the Feasibility Study for its integrated business model, parameters of the 2018 feasibility study were updated, including mineral resources and reserves, operational, and financial metrics. Project highlights for the Matawinie Mine now include:

»	Annual processing rate: 2.55 million metric tonnes

»	Average annual graphite concentrate production: 103,328 metric tonnes

»	Average recovery: 93%

»	Finished product purity: 97% Cg

»	Stripping ratio (LOM): 1.16:1.

Mineral Resources and Reserves

Since the deposit discovery, a comprehensive exploration program uncovered significant crystalline flake graphite mineralization, ultimately leading to the identification of Mineral Resources and Reserves.

As part of the Feasibility Study, Mineral Resources have been updated and estimated for the West Zone of the mining property. These Mineral Resources are based on 8,274 assay intervals collected from 27,888 m of core drilling and three (3) surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Management Discussion and Analysis	9

Current Pit-Constrained Mineral Resource Estimate for the West Zone1

	Current Resource (May 20, 2022)[7]
Mineral Resource Category[2]	Tonnage (Mt)[5,6]	Grade (% Cg)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1	The Mineral Resources provided in this table were estimated by Yann Camus, P.Eng. SGS of Canada Inc. - Geological Services (“SGS Geological Services”) using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
4	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.
5	Current Resource effective May 20, 2022.
6	Mineral Resources are stated at a cut-off grade of 1.78 % Cg.
7	Standards used for this resource update are the same standards produced over the course of the 2018 Feasibility Study (effective as of July 10, 2018, and issued on December 10, 2018) and the Resource Update (results published March 19, 2020). The difference comes mainly from a newly accessible land package along the Hydro-Québec power line.

A combined Mineral Resource of the South-East and South-West zones is also present on the mining property. While these deposits are part of the mining property, they have not been studied to be integrated in the Mineral Reserves or the mine plan.

Matawinie Mineral Reserves for the West Zone

Category	Tonnage (Mt)	Grade (% Cg)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

The effective date of the estimate is July 6, 2022.

Mineral Reserves were estimated using a graphite concentrate average selling price of C$2,135/tonne, and considering a 2% royalty, and selling costs of C$47.92/tonne. An average grade of 97% was considered for the graphite concentrate.

A metallurgical recovery of 93% was used.

A cut-off grade of 2.20% Cg was used.

The strip ratio for the open pit is 1.16 to 1.

The Mineral Reserves are inclusive of mining dilution and ore loss.

The reference point for the Mineral Reserves is the primary crusher.

Totals may not add due to rounding.

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

»	qualify the Company’s graphite products and establish a sales record;

»	test and improve processes for commercial operations;

»	test new innovative technologies of tailings management and site restoration; and

Management Discussion and Analysis	10

»	train employees and promote future employment opportunities to local labor.

Several hundred tonnes of graphite concentrate are being produced on an annual basis with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements). Production serves as the feedstock for the Company’s Phase-1 battery material demonstration plants and as samples for potential customers interested in high-purity flake graphite.

Matawinie Mine (Phase 2)

The ministerial decree authorizing the project now supports the technical feasibility and commercial viability of the Matawinie Mine and provides NMG with the final parameters to launch the Phase-2 development activities, subject to additional financing. Through an innovative coordination table set up by the Québec Government, NMG has worked collaboratively with various authorities to prepare and ease the permitting process.

The detailed engineering and procurement activities for the construction of the mine and concentrator continue to progress with the technical team.

»	Tier-1 supplier Metso Outotec has been retained for procurement of the process equipment chain as well as services promoting design and integration efficiencies.

»	Continued detailed engineering and optimization, notably on overall site layout, steel and architecture drawings, support buildings, compressed air and mechanical components, are progressing, supported by the finalization of process design parameters and equipment selection. At the period end, the project engineering was advanced at approximately 68%.

»	Results from the experimental co-disposal test cells are positive, validating the co-disposal technology developed by NMG.

NMG started early works in 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway.

»	Initial tree clearing was completed before the nesting season to limit impacts on avifauna. Wood harvested as part of the preliminary works was transformed by regional sawmills and wood product manufacturers to optimize carbon sequestration and local economic benefits.

»	On-site construction work started in July 2021 to build the 8-km access road and was completed on December 17, 2021.

»	Tree clearing activities and construction of environmental protection infrastructure resumed in Q1-2022 to prepare the site for the next phase of civil works.

Proactive environmental management enabled the advancement of two initiatives in support to progressive site reclamation.

»	Hydroseeding of the access road borders on a total surface of 4 hectares, enables the testing of 24 native species in different mixes, soil conditions and ground relief. In addition to helping vegetate the site, control potential dust emissions and minimize erosion, the seeding provides insight into the ideal parameters for future site restoration. Over the next three to five years, the zones seeded will be subject to regular monitoring and documentation.

»	Through a plantation of 8,000 willows on its Phase-1 mining site, NMG is establishing a circular environmental system. Willow’s phytoremediation capabilities are to be leveraged to complement the Company’s integrated water management system by reducing the volume of treated water. The project also allows for the capture and sequestration of carbon by the willows as well as the in-situ production of biomass, organic matter input for vegetation, to support the progressive restoration of the site.

Management Discussion and Analysis	11

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, which would make it one of the first all-electric open-pit operations in the world, represents a potential reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

Following its international call for prequalification as part of its procurement process for its all-electric fleet and charging infrastructure, NMG signed an agreement with Caterpillar on June 22, 2021.

»	Caterpillar will develop, test, and produce Cat® “zero-emission machines” for the Matawinie Mine with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at NMG’s Matawinie Mine by Year 5 of Phase-2 operations.

»	Caterpillar’s and NMG’s technical teams are actively engaged in assessing technology opportunities and planning the zero-emission fleet development and testing for the Phase-2 Matawinie Mine.

NMG has been selected as a premier mining partner of the Canadian and Québec governments as they roll out their electrification strategy. Through a collaborative endeavor bringing together research and industry leaders, the Company also supports the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

»	The technological development and conversion of a 40-tonne electric mining service truck are completed with the project partners; testing is planned over the course of H2-2022 and H1-2023.

»	The on-site testing phase of the electric-mining-vehicle conversion project will generate a valuable source of data from the testing of different in situ operational parameters to optimize the Company’s electrification plan.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie Mine and concentrator to Hydro-Québec’s hydropower network to enable the full electrification of its operations.

Lac guéret mine project

Phase 3

On May 15, 2022, NMG entered into an investment agreement with Mason to explore the potential development of the Lac Guéret graphite property. This agreement aligns with NMG’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.

The transaction, as approved by Mason’s shareholders (favorable vote by 99% of common shares represented at the special meeting on July 14, 2022), entails:

»	$5 million equity-investment by NMG in Mason, in two installments;

»	Project development through a preliminary economic assessment with a project capacity of a minimum of 250,000 tonnes per annum within six months after the closing date and feasibility study within eighteen months after the closing date, following NI 43-101 rules and guidelines;

»	Upon completion of technical studies and a $10-million investment in related works, within twenty-four months of closing date, NMG will have an option to acquire a 51% participation in the Lac Guéret property and be appointed as the joint venture operator. The joint venture would be funded by each party per its proportionate shares in each of the approved work programs.

Management Discussion and Analysis	12

Following the successful closing of the investment agreement with Mason, NMG initiated the preliminary economic assessment on the Lac Guéret graphite property. Consultants BBA and GoldMinds Geoservices Inc. are actively working with the Company reviewing the potential viability of the project’s mineral resources for a minimum production of 250,000 tpa of high-purity flake graphite concentrate. The study should be completed in Q1-2023.

Through this partnership, NMG intends to leverage the expertise of its technical team, its Phase-1 facilities and its knowledge of the graphite-based advanced materials commercial landscape to assess the economic, technical and environmental possibilities of developing Lac Guéret graphite property.

Commercial strategy

Sales

The integrated material flowsheet developed by NMG is designed to leverage the distribution of graphite concentrate flake sizes to be produced at the Phase-2 Matawinie Mine by catering to the most profitable market segments. Jumbo to coarse flakes will be destined to high-purity, high-margin specialty and traditional markets while fine to intermediate flakes will be transformed into CSPG at the Phase-2 Bécancour Battery Material Plant for sales as anode material for lithium-ion battery applications. A portion of jumbo flakes will also undergo refinement at the Bécancour Battery Material Plant to produce purified jumbo flakes for niche applications such as heat dissipators in 5G technologies and bipolar plates in hydrogen fuel cells. By-products from this facility will also be sold to optimize the Bécancour basket price.

»	As part of the Feasibility Study, Benchmark Mineral Intelligence (“Benchmark”), an IOSCO-regulated price reporting agency and market intelligence publisher for the lithium-ion battery to EV supply chain, provided pricing estimates for the North American market. The Company is expected to have competitive advantages over international producers, namely its carbon-neutral footprint, multimodal logistical base, stable political jurisdiction and exclusion from U.S. import tariffs on graphite.

Commercial Agreements

On October 19, 2022, the Company signed a memorandum of understanding with Panasonic Energy to confirm intentions for a multi-year offtake agreement for a significant portion of NMG’s active anode material out of NMG’s fully integrated “ore-to-anode-material” Phase-2 facilities.

»	While there can be no assurance that a final offtake agreement with Panasonic Energy will be completed, NMG and Panasonic Energy will work together in the upcoming months to establish a definitive offtake agreement. The agreement provides a pathway for finalizing product qualification.

»	NMG’s industry-leading environmental footprint as established by an independent recent life cycle assessment and strong ESG credentials aligned with Panasonic’s vision and support its decarbonization commitment.

»	A complementary framework agreement was concluded between NMG, Panasonic Energy and Mitsui & Co., Ltd. (“Mitsui”) for the development and further commercialization of NMG’s integrated anode material operations. The agreement looks to optimize the Feasibility Study and other important project-related operational milestones with a view to proceeding with project financing and the final investment decision on the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

»	Mitsui rallies behind NMG as a strategic investor and will support NMG’s marketing initiatives for specific markets.

Management Discussion and Analysis	13

On February 14, 2019, the Company entered into a binding offtake and joint marketing agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints facilities.

»	Traxys market flake graphite concentrate from the Company’s operating graphite demonstration plants for customer product prequalification purposes.

»	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by NMG.

»	Traxys have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

Business Development

In line with its active marketing and commercialization program, NMG continues to qualify anode material samples with leading battery and EV manufacturers.

»	The Company’s Phase-1 operations support technical marketing and product qualification efforts in the lithium-ion battery, traditional and niche sectors. Production at the Phase-1 facilities and testing at NMG’s new state-of-the-art laboratory enable the supply of graphite products in a variety of specifications to meet the individual requirements of each manufacturer.

»	In addition, samples have been and continue to be provided to potential customers as part of sales discussions. NMG has advanced into the qualification process with several manufacturers, now providing A & B samples.

»	Sustained interest from top-tier potential customers across continents is supported by quality checks, site visits to the Company’s Phase-1 operations, requests for information and environmental due diligence.

The Company is actively strengthening the Company’s quality assurance and quality control with the development of an ISO 9001-compliant management system to support NMG’s certification objectives, the groundwork for which has commenced in Q1-2022.

Partnerships, research and development

NMG has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in traditional anode material production, to the U.S. Patent and Trademark Office as part of its intellectual property strategy.

NMG is operating a laboratory at its battery material demonstration plants, an addition to the Company’s existing quality testing facilities. This expansion was triggered by NMG’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications.

In March 2022, NMG secured a $5.75 million grant from Sustainable Development Technology Canada, a flagship program from the Government of Canada, for the deployment of its proprietary coating technology. The Company’s innovative coating technology could generate up to 25% energy reduction, optimize production flow and provide versatility for different precursors as R&D advances.

The Company has partnered with Hydro-Québec to research and develop graphite anode material for lithium-ion batteries. A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through the partnership, Hydro-Québec’s impressive intellectual property portfolio (over 2,000 patents) and leading-edge facilities provide a springboard for NMG’s technological developments and commercialization activities.

Management Discussion and Analysis	14

»	NMG also holds an operating license to commercialize Hydro-Québec’s battery material technologies and position the province of Québec in the lithium-ion battery value chain.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

»	NMG is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its advanced graphite products, optimize production costs, and improve the properties for existing performance.

NMG has signed a collaboration agreement with Lithion for the recovery and value-added transformation of recycled graphite for reuse as anode material for lithium-ion batteries. The partnership aims at leveraging NMG’s and Lithion’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market.

NMG has been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative dedicated to helping establish a sustainable battery value chain, which makes NMG one of the first battery materials producers to be admitted.

Market update

Supply chains remain under considerable pressure which is exacerbated by increased demand for battery minerals and new policies. Indeed, EVs, renewable energy solutions and electronics continue to gain market shares, but manufacturers are facing a challenge as raw materials required to produce these battery-powered applications are becoming constrained.

Benchmark forecasts a flake graphite deficit of nearly 2 million tpa by the end of the decade, predicting that demand for natural graphite will exceed supply, creating a deficit market starting as of 2023. OEMs, feeling this supply chain pressure, are turning their attention upstream to secure supplies and reduce their risks. Through direct development, joint ventures or strategic alliances, processing and mining are now gaining manufacturers’ attention.

With China being the only producer of spherical graphite, the current situation has reinforced the need for local and resilient supply chains. NMG is set to become the first fully integrated source of green battery anode material in North America, benefiting in this respect.

»	With a projected 7,575 GWh of global lithium-ion battery production capacity by 2031, demand for advanced materials is set to increase up to fivefold, with graphite outpacing the other battery metals (Benchmark, October 2022) at 9,090,000 tpa.

»	Pressure caused by gigafactories development across the world, limited production capacity impacted by Chinese pandemic measures and turbulent logistics is reflected in the year-over-year flake graphite price increase of 23% (Benchmark, October 2022).

While expertise, technology and production capacity have historically been centred in Asia, the market is shifting toward localization. Canada is among the emerging leaders of this new economy, with $13 billion in investment commitments in recent months and significant interest for Québec’s battery valley in Bécancour. NMG’s site for its Phase-2 Bécancour Battery Material Plant is indeed located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

Indeed, technological trends and new greenhouse gas (“GHG”) policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Western governments are deploying programs, policies and business incentives to support the development of local capacity and reduce overreliance on Chinese supply.

Management Discussion and Analysis	15

»	The European Union, Canada and the U.S. have identified graphite as a strategic mineral for economic growth and national security.

»	Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.

»	Since the beginning of the year, both the U.S. and Canadian governments have announced investments in the development of North American critical minerals production to ensure the domestic supply required to build a local battery economy.

»	In Q3-2022, the U.S. government adopted the Inflation Reduction Act of 2022 that namely promotes EV adoption through consumer incentives, North American sourcing and production for the lithium-ion battery supply chain, and development of charging infrastructure. The Act has brought even more interest towards NMG as it is projected to be the only fully integrated source of natural graphite, from mine to anode material, in North America with significant volume.

To meet consumer demand and tap into governmental programs, the world’s top automakers are now projected to spend nearly $1.2 trillion by 2030 on sourcing batteries and raw materials, and producing Evs (Reuters, October 2022).

Concurrently, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. From the Global Battery Alliance’s effort to develop a Battery Passport to the European Commission’s proposed updated Battery Directive that would require labelling of batteries to disclose their carbon footprint, the market is shifting to encourage and eventually potentially require low-carbon products. The European Union, which already set GHG emissions limits for Evs and industrial batteries, adopted a deadline on combustion engine production by 2035 as it steps up the fight against climate change through faster adoption of Evs.

NMG is positioning itself to respond to these market trends. The Company is ideally located to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base and stable fiscal and political environment.

Responsibilities

From mining to advanced manufacturing, NMG strives to drive greater sustainability along its value chain. The Company embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment, and was carried over in the engineering of the Battery Material Plant Project.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, NMG published its 2021 ESG Report on May 19, 2022, to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance.

In an independent assessment of the Company’s sustainability performance, Moody’s ESG Solutions has provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to NMG. The rating can be consulted on the Company’s website.

Management Discussion and Analysis	16

Human capital

Health & Safety

The Company is committed to providing a safe work environment to its staff and business partners. For the nine-month period ended September 30, 2022, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 1.53.

»	The rate reflects a minor incident that occurred earlier this year. An internal safety investigation confirmed that NMG’s work protocol were not at fault in this specific case. Nevertheless, training on safe working methods continues with personnel as part of the Company’s prevention program.

»	The Company also tracks the contractors’ health and safety performance on-site; the OSHA Recordable Incident Rate is at 0, for the period.

In relation to the COVID-19, NMG has implemented preventive measures and strict work protocols to provide a safe environment to its employees, contractors, and communities. The Company continuously tracks public health directives and adapts work procedures accordingly.

Employment, Diversity & Inclusion

As the Company advances the Matawinie Mine Project and the Battery Material Plant Project, recruitment of key personnel continues both at the operational and corporate levels. NMG regards diversity as an important driver of strategy, creative thinking, and business performance. The Company promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu.

NMG recognizes that attraction, hiring, and retention of human capital pose challenges in today’s tight labor market. Hence, NMG is actively working to position itself as an employer of choice and a purpose-driven company in its communities, industries, and academic circles.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, NMG has launched initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

»	Diploma of Vocational Studies in Production Equipment Operation: Seven cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 demonstration plants have now been launched, the latest started on October 31, 2022.

»	Mining and Logging Essentials: This sociovocational integration program destined to members of the Atikamekw communities aims to reinforce the employability of Indigenous workers. Following a COVID-19-imposed pause, the program was launched in Q2-2022 and completed in early Q3-2022 with eight graduating students. One graduating student, supported by NMG, has enrolled in the seventh cohort of the Diploma of Vocational Studies in Production Equipment Operation to pursue his education and obtain a position within the Company.

NMG held its annual Employee Summit at the end of Q3-2022. This two-day, all-staff meeting focused this year on the environment through training sessions, workshops, and on-site visits. A conference on change management and adaptation was also offered as a continuous learning and self-development opportunity.

Management Discussion and Analysis	17

Environment

The Company is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status, and maximizing its products’ contribution to global decarbonization efforts. Dedicated to stringent sustainable development standards, NMG is committed to adopting a fully electric operating model – both at the mining and advanced manufacturing facilities – leveraging Québec’s renewable hydropower.

Responsible Mining

NMG has integrated innovative environmental initiatives to limit the Matawinie Mine’s potential impact on the natural and human milieu. On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Mine with the Government of Québec. Following its analysis by 25 provincial agencies and ministries, the Québec Ministère de l’Environnement et de la Lutte contre les changements climatiques gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the Commission’s report, which was tabled in June 2020.

»	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.

»	Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing NMG’s Matawinie Mine.

To protect the environment and the well-being of the community, NMG has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine.

»	For the nine-month period ended September 30, 2022, NMG maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.

Mine tailings represent a significant environmental responsibility. NMG has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. Field-scale cells were built in 2020 to demonstrate in real conditions the performance of this innovative environmental method and calibrate the parameters with respect to the performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Company’s Environment team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine.

As detailed under the Matawinie Mine (Phase 2) subsection, progressive site reclamation planning and site tests are underway as part of the Company’s proactive environmental management and commitment to no net loss.

Sustainable Production

NMG is committed to promoting responsible production across its value chain for responsibly extracted, environmentally transformed and ethically sourced materials. The Company mandated a specialized consultant to carry out an independent cradle-to-gate life cycle assessment for its portfolio of graphite-based materials. On July 18, 2022, the Company published the assessment results that confirmed the minimal and industry-leading environmental footprint of its planned production. NMG’s full commercial-scale Phase-2 all-electric facilities are forecasted to produce CSPG – anode material for lithium-ion batteries – with a Global Warming Potential GWP of 1.23 kg CO2 equivalent per kg, an impact up to 11 times smaller than that of benchmarked production.

Management Discussion and Analysis	18

»	The low environmental impact of NMG’s products supports customers’ search for sources that reduce their Scope 3 greenhouse gas emissions and complies with increasingly stringent regulations while also providing insight to strengthen the Company’s environmental efforts, continuous improvement and climate action.

»	Panasonic Energy’s decision to partner with NMG is partly attributable to the Company’s demonstrated green production model as highlighted in Panasonic Energy’s announcement: “Being able to utilize NMG’s low environmental impact graphite is a major step toward our goal of halving our carbon footprint by FY2031” (Panasonic, October 2022).

»	Integrated into the life cycle assessment report is a benchmarking exercise conducted by Minviro, a life cycle assessment and sustainability consultant in the battery material space, comparing the footprint of CSPG from natural graphite along three production routes.

Extraction and concentration	Advanced manufacturing	GWP (kg CO2 eq per kg)	GWP of NMG’s CSPG (kg CO2 eq per kg)
China	China	14.1	1.23
Mozambique	U.S.	6.1
Sweden	Sweden	3.1
Streamlined Life Cycle Assessment Study of Global Anode Grade Natural Graphite Manufacturing, Minviro, March 2022.			LCA of Natural Graphite-Based Products Manufactured by NMG, CT Consultant, July 2022.

NMG continues to seek opportunities to enhance the properties of its materials, optimize technological solutions, reduce its footprint, improve its products’ life cycle, and develop recycling processes to drive sustainable production across the various industries it caters to.

Carbon neutrality

Taking responsibility for its GHG footprint, the Company has taken concrete steps to avoid, reduce, and fully offset its emissions, confirming its carbon-neutral status and mapping its intended transition to Net Zero by 2030. On February 24, 2022, NMG released its Climate Action Plan detailing efforts for the Company’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net Zero, research and development for low-carbon materials and activities, as well as industry leadership. NMG’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities' construction, deforestation related to the Company’s direct operations, and the transportation of goods between sites.

»	For 2021, the Company reported GHG emissions of 1,546 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased verified carbon credits to offset this balance.

Social

NMG strives to develop business activities that are supported by its communities and by First Nations, and contribute to the overall development and advancement of the areas where the Company operates.

Management Discussion and Analysis	19

The Matawinie Mine is located in the municipality of Saint-Michel-des-Saints, approximately 120 km as the crow flies north of Montréal, Québec. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns, and values of the local community. Information events, consultations as part of the ESIA, a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms and a social responsibility program ensure local communities are consulted early and often throughout the development process.

»	A collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints was signed in 2020 to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

NMG’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant in Bécancour, Québec. The Company’s site is located in one of the largest industrial parks in Canada with access to a deep-water international port on the St. Lawrence River. The Company initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

As it reviews the potential and opportunities for the development of the Lac Guéret graphite property, NMG has started to engage with stakeholders in the Baie-Comeau/Manicouagan region.

Indigenous Relations

Respect for the rights, culture, aspirations, and interests of Indigenous peoples guides the development of NMG’s sustainable business practices.

The Company has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

»	NMG signed a framework agreement (2018) and a pre-development agreement (2019) with the Atikamekw First Nation to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie Mine Project.

»	NMG is actively engaged in discussions with the First Nation to advance the Impact and Benefit Agreement with a view to maximize opportunities.

»	In parallel, initiatives support training, employment and business opportunities in line with the spirit of the contemplated Impact and Benefit Agreement.

NMG is engaged in an open dialogue with the Abenakis First Nation (Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plant.

»	An archeological potential study was carried out by the Grand Conseil de la Nation Waban-Aki in Q2-2022 for NMG’s industrial land; no presence of archeological artifacts were confirmed.

As part of the evaluation of the Lac Guéret graphite property development, the Company has initiated a relationship with the Innu First Nation of Pessamit (315 km South of Lac Guéret) to understand their perspective, concerns, and priorities towards this project.

The Company appointed Kelly LeBlanc to the new position of Manager, Indigenous Relations where she will contribute her understanding of First Nations’ environmental and social issues, and develop meaningful relationships focused on respect and sustainability.

NMG is committed to continuing its tradition of listening and responding to community and First Nations’ concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province through tax generation and the purchase of goods and services.

Management Discussion and Analysis	20

governance

Leadership

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic, and environmental responsibility. The Company’s Code of Conduct, Board of Directors’ charter and key policies can be found on NMG’s website.

The Company’s directors have vast expertise in mining development and exploration; health, environment, and safety; legal and intellectual property; finance, investor relations and financing; business administration and corporate governance; technology development and innovation; sustainability, diversity and inclusion; manufacturing and construction; Indigenous relations; as well as sales and marketing.

»	Two Directors, Nathalie Jodoin and Yannick Beaulieu, completed their mandate in Q2-2022.

»	At the Company’s Annual General Meeting of Shareholders, the mandate of the remaining Directors – Daniel Buron, Eric Desaulniers, Arne H Frandsen, Jürgen Köhler, Nathalie Pilon, James Scarlett, and Andrew Willis was reconfirmed as per shareholders’ vote.

»	A search to find talented executives to complement the Board of Directors, with special emphasis given to gender- and diversity-representation, has been initiated.

Indeed, NMG recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Company. The Human Resources, Nominating and Compensation Committee, which is responsible for recommending director nominees to the Board of Directors, seeks to attract high-quality directors. In assessing potential candidates, the Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience.

To reflect the development and growth nature of the Company, the Board of Directors reorganized its committees in 2021 to enhance governance practices. The following committees now support the Board of Directors’ activities: the Audit Committee; the Human Resources, Nomination and Compensation Committee; the Governance, Compliance and Legal Committee; the Safety, Health and Well-Being Committee; the Projects and Development Committee; as well as the ESG, Community, Sustainability and Diversity Committee. Charters for each committee can be found on NMG’s website.

NMG’s management team, leaders with distinctive skillsets, qualities and a shared sense of enthusiasm towards the Company’s vision, steers its development.

»	In January 2022, Bernard Perron was appointed to the position of Chief Operating Officer, overseeing Nouveau Monde’s engineering, procurement, construction, operations, as well as environmental, health and safety management.

»	In March 2022, NMG appointed Marc Jasmin as Director, Investor Relations.

»	In October 2022, NMG nominated to its management team Anoop Singh as Vice President, Mining Projects and Josée Gagnon as Vice President, Legal Affairs & Corporate Secretary. These nominations coincide with NMG’s preparation for the transition toward its Phase 2 integrated commercial operations.

Management Discussion and Analysis	21

Risks

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form and its prospectus supplements no. 1 and no. 2 on file with the Canadian provincial securities regulatory authorities and on SEDAR and on EDGAR.

Financing

In recent months, NMG advanced financing efforts for the development of its fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine. Following the appointment of financial advisors to assist with the structuring and securing of project financing, the Company has engaged with export credit agencies, governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity. NMG received formal expressions of interest to cover approximately up to 70% of the estimated total funding for an integrated project, subject to standard project finance conditions.

»	NMG’s financing approach strives to further derisk its development by seeking to secure medium-term debt, complemented by strategic equity participation.

»	NMG appointed Société Générale as the sole mandated lead arranger to oversee the due diligence process, support efforts to obtain final credit approval and assist the Company in offtake negotiations.

»	To support the latest stages of project financing with its projected lenders, NMG hosted independent consultants to its facilities to review the engineering, environmental and social components of its current and projected operations as part of Société Générale’s due diligence.

»	Through a Framework Agreement signed on October 19, 2022, NMG, Mitsui, and Panasonic Energy will work to optimize the Phase 2 parameters with the intention to proceed with project financing and the final investment decision on both the Matawinie Mine and Bécancour Battery Material Plant once that optimization phase is completed, and all operational variables are well understood.

On October 19, 2022, NMG entered into unsecured convertible note subscription agreements with Mitsui, Pallinghurst and Investissement Québec pursuant to which NMG has agreed to issue, upon closing of the transaction, to each holder an unsecured convertible note: Mitsui subscribed for US$25 million, while Pallinghurst, and Investissement Québec each subscribed for US$12.5 million, for a total of US$50 million. On November 8, 2022, the Company has closed the previously announced private placement of unsecured convertible note.

»	The convertible notes will mature 36 months from the date of issuance and shall bear interest at the higher of 6% per annum and the 90-day average term SOFR (secured overnight financing rate) plus 4% per annum. Interest will be payable either quarterly in cash on the last business day of each quarter commencing on December 31, 2022, or NMG may elect to capitalize interest and settle in common shares of NMG.

»	The convertible notes are subject to a hold period of four months and one day in accordance with relevant regulatory and stock exchange policies.

ATM Offering

The net proceeds received from the ATM Offering totalling $3,887 are used for general working capital and corporate expense needs.

Management Discussion and Analysis	22

Quarterly results

During the three-month period ended September 30, 2022, the Company recorded a net loss of $12,765 ($8,945 for three-month period ended September 30, 2021) and a net loss per share of $0.23 ($0.19 for three-month period ended September 30, 2021).

Description	Q3-2022 (note a) $	Q2-2022 (note b) $	Q1-2022 (note c) $	Q4-2021 (note d) $
Revenue	-	-	-	-
Net loss	(12,765)	(14,042)	(16,071)	(10,623)
Loss per share	(0.23)	(0.25)	(0.29)	(0.25)

Description	Q3-2021 $	Q2-2021 $	Q1-2021 $	Q4-2020 $
Revenue	-	-	-	-
Net loss	(8,945)	(12,878)	(7,444)	(8,229)
Loss per share	(0.19)	(0.34)	(0.22)	(0.31)

a)	The net loss in Q3-2022 increased by $3.8M compared to Q3-2021 mainly due to the start of depreciation for the purification demonstration plant and for the laboratory equipment in 2022. Secondly, wages and benefits also increased due to the beginning of operations at the purification demonstration plant and new hires were made to support the Company’s growth phase. Lastly, share-based compensation expenses increased mostly due to vesting expenses of stock options granted to key management personnel and consultants in 2022.

b)	The net loss in Q2-2022 increased by $1.2M compared to Q2-2021 mainly due to the increase in engineering fees related to the feasibility study for the Bécancour Battery Material Plant, the start of depreciation expenses for the purification demonstration plant and the laboratory equipment, and an increase in insurance fees following the NYSE listing, which is partially offset by a decrease in share-based compensation.

c)	The net loss in Q1-2022 increased by $8.6M compared to Q1-2021 mainly due to the increase in engineering fees related to the Feasibility Study, an increase in insurance fees following the NYSE listing and an increase in share-based compensation expenses due to the timing of new options being granted to employees, directors, consultants, and officers.

d)	The net loss in Q4-2021 increased by $2.4M compared to Q4-2020 mainly due to an increase in engineering fees related to the Bécancour Battery Material Plant expensed during 2021.

Management Discussion and Analysis	23

Three and nine-month period results

Exploration and Evaluation expenses

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Wages and benefits	708	974	2,543	2,563
Share-based compensation (a)	218	172	731	376
Engineering (b)	78	32	213	1,834
Professional fees	116	3	482	130
Materials, consumables, and supplies	246	401	640	880
Maintenance & Subcontracting (c)	181	493	1,039	1,134
Geology and Drilling	4	21	28	135
Utilities	81	139	315	311
Depreciation and amortization	75	57	210	164
Other	(58)	55	31	131
Grants	(10)	-	(28)	(36)
Tax credits	(120)	(217)	(480)	(485)
Exploration and Evaluation Expenses	1,519	2,130	5,724	7,137

a)	The increase of $355 in share-based compensation expenses for the nine-month period ended September 30, 2022, is mostly due to new options being granted to employees, consultants, and officers during the first half of 2022.

b)	The decrease of $1,621 in engineering fees for the nine-month period ended September 30, 2022, is due to beginning of capitalization of detailed engineering on the development of the Matawinie Mine Project subsequent to the technical feasibility and commercial viability of the project being established on March 31, 2021.

c)	The decrease of $312 in maintenance & subcontracting for the three-month period ended September 30, 2022, is due to the reduced production activities of the concentrator demonstration plant, and greater efforts put towards the completion of commissioning of the coating demonstration plant.

Management Discussion and Analysis	24

Battery material plant project expenses

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Wages and benefits (a)	833	191	2,089	503
Share-based compensation	147	-	434	-
Engineering (b)	1,116	1,069	7,017	1,627
Professional fees	209	255	671	677
Materials, consumables and supplies	171	117	582	418
Maintenance & Subcontracting (c)	245	52	899	141
Utilities	74	-	355	-
Depreciation and amortization (d)	1,047	42	2,979	127
Other	33	7	106	23
Grants (e)	(115)	(719)	(495)	(1,311)
Battery Material Plant Project expenses	3,760	1,014	14,637	2,205

a)	The increase in wages and benefits of $642 and $1,586 for the three and nine-month periods ended September 30, 2022, respectively, is due to the commencement of operations at the purification demonstration plant and increased headcount to support the Company’s growth phase in its Battery material segment combined with the Canada Emergency Wage Subsidy grants obtained in the first half of 2021.

b)	The increase in engineering expenses of $5,390 for the nine-month period ended September 30, 2022, is due to the work related to the NI 43-101 Feasibility Study.

c)	The increase of $758 in maintenance and subcontracting for the nine-month period ended September 30, 2022, is due to maintenance and consumption of equipment parts for the purification demonstration plant that began its operations in January 2022.

d)	The increase of $1,005 and $2,852 for the three and nine-month periods ended September 30, 2022, respectively, in depreciation is due to the Purification Demonstration Plant and the laboratory that were placed in service in January 2022.

e)	The decrease of $604 and $816 in grants for the three and nine-month periods ended September 30, 2022, respectively, is due to the recognition in 2021 of grants with Sustainable Development Technology Canada & Energy Transition Quebec related to the purification process.

Management Discussion and Analysis	25

General and administrative expenses

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Wages and benefits (a)	1,654	1,137	5,315	3,330
Share-based compensation (b)	1,291	293	6,106	6,028
Professional fees (c)	325	144	1,043	2,348
Consulting fees	710	461	1,748	896
Travelling, representation and convention	171	206	412	411
Office and administration (d)	2,217	3,201	6,688	4,669
Stock exchange, authorities, and communication	149	71	390	831
Depreciation and amortization	64	170	183	535
Other financial fees	85	9	99	26
General and administrative expenses	6,666	5,692	21,984	19,074

a)	Wages and benefits increased by $1,985 for the nine-month period ended September 30, 2022, attributable to the increase in headcount to support the Company’s growth phase.

b)	The increase in share-based compensation expenses of $998 for the three-month period ended September 30, 2022, is due to vesting expenses of stock options granted to key management personnel and consultants earlier in 2022.

c)	There was a decrease in professional fees of $1,305 for the nine-month period ended September 30, 2022, mostly due to an increase in legal consultation fees in 2021 in preparation of the NYSE listing on May 24, 2021.

d)	The office and administration decreased by $984 for the three-month period ended September 30, 2022, due to $1.2M in legal fees due to the settlement of a litigation in September 2021, in connection with the buy back of a 1,8% NSR. There was an increase in office and administration of $2,019 for the nine-month period ended September 30, 2022, due to higher insurance fees following the NYSE listing in Q2 2021.

Management Discussion and Analysis	26

Net financial costs

The decrease of $674 in net financial costs for the nine-month period ended September 30, 2022 is mostly due to accrued interests of the convertible bond that occurred in 2021 until its conversion in October 2021. This was partially offset by the decline in Mason’s share value, generating a $1.0M loss.

Liquidity and funding

As at September 30, 2022, the difference between the Company’s current assets and current liabilities was $9,279, including $14,034 in cash.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at September 30, 2022, all of the Company’s short-term financial liabilities in the amount of $17,416 ($15,730 as at December 31, 2021) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at September 30, 2022
	Carrying amount	Contractual cash flow	Remainder of the year	Year 2023	Year 2024	2025 and forward
Account payables and accrued liabilities	16,764	16,764	16,764	-	-	-
Lease liabilities	2,936	3,579	138	572	648	2,221
Borrowings	2,024	2,399	69	352	577	1,401

For the nine-month period ended September 30, 2022, the Company had an average monthly cash expenditure rate of approximately $5,826 per month, including additions to property, plant and equipment, deposit to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

Management Discussion and Analysis	27

Cash flows provided by (used in)	For the nine-month period ended September 30, 2022 $	For the nine-month period ended September 30, 2021 $
Operating activities before the net change in working capital items	(31,860)	(21,182)
Net change in working capital items	(3,939)	(6,876)
Operating activities	(35,799)	(28,058)
Investing activities	(16,637)	(21,291)
Financing activities	3,372	125,001
Effect of exchange rate changes on cash	743	1,117
Increase (decrease) in cash and cash equivalents	(48,321)	76,769

Operating activities

For the nine-month period ended September 30, 2022, cash outflows from operating activities totalled $35.8M, while there was $28.1M of cash outflows for the same period in 2021. The cash outflows were higher due to a greater net loss as described in the above section, partially offset by an increase of $2.5M in depreciation and amortization expense, by the loss of $1M due to the decrease in fair value of Mason’s shares, and by the increase of the working capital of $2.9M. Further details regarding the net change in working capital are provided in note 12 of the condensed consolidated interim financial statements.

Investing activities

For the nine-month period ended September 30, 2022, cash used in investing activities totalled $16.6M whereas for the same period in 2021 investing activities were of $21.3M. The decrease of $4.7M is due to higher capitalizable expenses in 2021 which are mainly related to the construction of the purification demonstration plant and the laboratory which were both commissioned in January 2022.

Financing activities

For the nine-month period ended September 30, 2022, the Company had net cash receipts related to financing activities of $3.4M whereas for the same period in 2021, cash receipts related to financing activities were of $125M. The variance is mostly due to the public offering following its listing on the NYSE of $72.9M, combined with the private placement offering and bought deal public offering of $41.3M, and $17.6M related to warrants exercised in the first quarter of 2021.

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. During the nine-month period ended September 30, 2022, the Company issued 502,082 common shares at an average price of $7.97 for gross proceeds of $3,987, commissions of $100, and total net proceeds of $3,887. During the three-month period ended September 30, 2022, no common shares were issued in connection with the ATM Offering.

Management Discussion and Analysis	28

All tabular amounts are in thousands of dollars, unless otherwise noted

	For the three-month periods ended			For the nine-month period ended
	March 31, 2022	June 30, 2022	September 30, 2022	September 30, 2022
Number of common shares issued	19,901	482,181	-	502,082
Average price per share	9.62	7.87	-	7.94
Gross proceeds	192	3,795	-	3,987
Commissions	5	95	-	100
Net Proceeds	187	3,700	-	3,887

Additional information

Related party transactions

The related parties of the Company include key management personnel, directors, and shareholders with significant influence over the Company.

During the three and nine-month periods ended September 30, 2022, share-based compensation for officers totalled $217 and $2,310, respectively, ($123 and $3,335 for the three and nine-month periods ended September 30, 2021, respectively) and for directors, nil for the three-month period ended September 30, 2022 and $1,247 for the nine-month period ended September 30, 2022 (nil for the three-month period ended September 30, 2021 and $2,333 for the nine-month period ended September 30, 2021).

Off-balance sheet transactions

There are no off-balance sheet transactions.

Critical accounting estimates, new accounting policies, judgements and assumptions

Refer to notes 3 and 4 in the condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2022, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Financial instruments and risk management

Refer to note 14 in the condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2022.

Contractual obligations and commitments

Refer to note 14 in the condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2022.

Capital structure

As at November 11, 2022
Common shares	55,867,898
Options	3,726,304
Total common shares fully diluted	59,594,202

Management Discussion and Analysis	29

Subsequent events to september 30, 2022

On October 19, 2022, the Company entered into unsecured convertible note subscription agreements with Mitsui, Pallinghurst, and Investissement Québec pursuant to which NMG has agreed to issue to each holder an unsecured convertible note: Mitsui subscribed for US$25 million, while Pallinghurst and Investissement Québec each subscribed for US$12.5 million, for aggregate gross proceeds of US$50 million. The convertible notes will mature 36 months from the date of issuance and shall bear interest at the higher of 6% per annum and the 90-day average term SOFR (secured overnight financing rate) plus 4% per annum. Interest will be payable either quarterly in cash on the last business day of each quarter commencing on December 31, 2022, or the Company may elect to capitalize interest and settle in common shares. The convertible notes are subject to a hold period of four months and one day in accordance with relevant regulatory and stock exchange policies. On November 8, 2022, the Company closed the previously announced private placement of unsecured convertible note.

Additional information and continuous disclosure

The Company is required to comply with National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of interim filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during the nine-month period ended September 30, 2022. The Chief Executive Officer and Chief Financial Officer have signed form 52-109F1, Certification of Annual Filings, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov.). These documents and other information about NMG may also be found on our website at www.nmg.com

November 11, 2022

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, géo.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	30